

February 14, 2014

U.S. Mail
Mr. Wayne A. Doss
President and Chief Executive Officer
Innocent, Inc.
3280 Suntree Blvd., Suite 105
Melbourne, FL 32940

> **Re: Innocent, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 13, 2014**
> **File No. 333-150061**

Dear Mr. Doss:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed January 13, 2014

1. We note that you requested that Sam Kan and Company furnish you with a letter addressed to the Securities and Exchange Commission indicating whether it agrees with your statements; however, you have not received the requested letter. Please tell us when you first requested this letter from Sam Kan and Company and briefly describe to us any subsequent communications you have had with Sam Kan and Company concerning this letter. Based on your communications, tell us whether you expect to receive this letter from Sam Kan and Company and when you expect to file the letter in an amendment to your Form 8-K. If you no longer expect to receive the letter, please revise your Form 8-K to clearly state this.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief